04c

18000656

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66005 ✓

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KCD FINANCIAL, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3061 ALLIED ST SUITE B
(No. and Street)

GREEN BAY	WISCONSIN	54304
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LORI L RASTALL (920) 347-3400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RYAN & JURASKA, LLP
(Name – *if individual, state last, first, middle name*)

141 W JACKSON BLVD	CHICAGO	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 25 2018
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OYQ 5/30/18

GA

OATH OR AFFIRMATION

I, LORI L RASTALL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KCD FINANCIAL, INC, as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VICKI L BERGER
Notary Public
State of Wisconsin

My commission expires 2-19-21

Notary Public

Signature

CHIEF COMPLIANCE OFFICER

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Copy of Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of KCD Financial, Inc.,

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of KCD Financial, Inc. (the Company) as of December 31, 2017, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of KCD Financial, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of KCD Financial, Inc.'s management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to KCD Financial, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as KCD Financial, Inc.'s auditor since 2015.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedules (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of KCD Financial, Inc.'s financial statements. The supplemental information is the responsibility of KCD Financial, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 20, 2018

KCD Financial, Inc.
Green Bay, Wisconsin

Statement of Financial Condition
December 31, 2017

ASSETS

Current Assets	
Cash and cash equivalents	291,457
Clearing deposit	30,083
Accounts Receivable - Concessions	50,703
Fixed Assets (Net of accumulated depreciation 10,540)	3,214
Deferred Tax Asset	260
Total Current Assets	375,717
TOTAL ASSETS	**375,717**

LIABILITIES & EQUITY

Liabilities	
Current Liabilities	
Accounts Payable and Accrued Expenses	121,754
Income Tax Payable	14,613
Credit Card	6,556
Deferred Revenue	112,021
Total Current Liabilities	254,944
Stockholders' Equity	
Preferred Stock ($0.0001 par value)*	
Common Stock ($0.0001 par value)**	1
Additional paid-in-capital	125,206
Treasury Stock	(11,000)
Retained earnings (deficit)	6,566
Total Stockholders' Equity	120,773
TOTAL LIABILITIES & EQUITY	**375,717**

* 10,000 shares authorized, 500 issued and none outstanding
** 50,000 shares authorized, 8,384 issued and 8,250 outstanding

The accompanying notes to financial statements are an integral part of these statements

KCD Financial, Inc.
Green Bay, Wisconsin

Statement of Income
December 31, 2017

Operating Revenue:	
Concessions	$2,949,812
Other income	475,199
Total Operating revenue	3,425,011
Commission Expense	2,497,527
Net Revenue	927,484
Operating Expenses:	
Fixed Insurance Expense	190,674
Fines & penalties	16,683
Advertising & Marketing Expense	1,107
Insurance Expense	8,050
Management Expense	128,300
Membership Fees	12,620
Other Expenses	33,764
Bank Service Fees	1,702
Communication Expense	49,995
Conference	34,104
Office and Operating Expense	26,006
Postage and Delivery	4,770
Rent Expense	25,105
Travel Expenses	10,665
Utilities	3,637
Depreciation	922
Payroll & Benefits	270,271
Payroll Expenses	27,123
Professional Service Fees	32,529
State Business Licenses & Taxes	6,089
Total Operating Expenses	884,116
Net Income before income taxes	43,368
Provision for Income Tax:	
Income tax expense	22,871
Net Income	$20,497

The accompanying notes to financial statements
are an integral part of these statements

KCD Financial, Inc.
Green Bay, Wisconsin

Statement of Changes in Stockholders' Equity
December 31, 2017

	Preferred Stock	Common Stock	Additional Paid In Capital	Treasury Stock	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance, December 31, 2016	$ 1	$ 1	$ 137,705	$ (11,000)	$ 2,569	$ 129,276
2017 Net Income	-	-	-	-	20,497	20,497
Dividends - Common	-	-	-	-	(16,500)	(16,500)
Redemption - Preferred	(1)	-	(12,499)	-	-	(12,500)
Balance, December 31, 2017	$ -	$ 1	$ 125,206	$ (11,000)	$ 6,566	$ 120,773

The accompanying notes to financial statements
are an integral part of these statements

KCD Financial, Inc.
Green Bay, Wisconsin

Statement of Cash Flow
December 31, 2017

OPERATING ACTIVITIES		
Net Income	$	20,497
Depreciation		922
Adjustments to reconcile Net Income to net cash used in operations:		
Accounts Receivable - Non Customer		35,000
Accounts Receivable - Concessions		2,221
Clearing Deposit		(28)
Deferred Tax Asset		6,202
Prepaid Taxes		18,040
Income Tax Payable		14,613
Accounts Payable and Accrued Expenses		5,887
Credit Card		2,124
Deferred Revenue		19,251
Net cash provided in Operating Activities		124,729
FINANCING ACTIVITES		
Dividends - Common		(16,500)
Purchase of Preferred Stock		(12,500)
Net cash used in Financing Activities		(29,000)
Net increase in cash		95,729
Cash at beginning of year		195,728
Cash at end of year	$	291,457
Supplemental Information:		
Income Taxes	$	14,613

The accompanying notes to financial statements
are an integral part of these statements

KCD Financial, Inc.
Green Bay, Wisconsin

Notes to Financial Statements
December 31, 2017

Business Activity

KCD Financial, Inc. (the "Company") operates a brokerage services firm located in Green Bay, Wisconsin. The Company is a non-holding broker/dealer. The Company is licensed by the Financial Industry National Regulatory Authority, Inc. and is subject to the rules of that association. The Company currently purchases stocks, mutual funds, real estate investments and insurance policies at the request of its clients.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Equivalents

Cash and equivalents consist of the Company's checking and money market accounts.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Reserves and Custody of Securities

The Company did not hold securities for sale, nor did it hold customer securities at December 31, 2017. Because the Company does not handle customers' securities, Rule 15(c)3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Accounts Receivable - Concessions

Accounts receivable concessions are reported at contract value, less estimates for uncollectible amounts based on experience relative to the population of accounts receivable.

Deferred Revenue

Deferred revenue consists of fees collected from representatives to off-set future operating expenses.

Clearing Deposit

In accordance with the agreement with its clearing broker, Hilltop Securities, Inc. (HSI), the Company is required to maintain cash deposits in the amount of $50,000. The Company is dependent on HSI for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. As of December 31, 2017 the Company maintained $30,083 in clearing deposits at HSI and $30,662 in cash at another financial institution.

Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $110,247 which was $60,247 in excess of its required net capital of $50,000. At December 31, 2017, the Company's net capital ratio was 2.3 to 1.

Common Stock

Common stock consists of 50,000 authorized, 8,384 issued and 8,250 outstanding with a par value of $0.0001 per share.

Preferred Stock

Preferred stock consists of 10,000 authorized, 500 issued and none outstanding with a par value of $0.0001 per share. All preferred stock was repurchased by the company during 2017 for a total amount of $12,500.

Advertising Costs

The Company's policy is to expense all advertising costs as incurred. Total advertising costs for the year ending December 31, 2017 was $1,107.

Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2017. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Related Party Transactions

Through common ownership and management, the Company is affiliated with Freedom Securities, Inc. (FSI) who owns 78.7% of common stock shares of the Company. The companies share

personnel and other services. The Company has paid management fees for personnel and other services for year ending December 31, 2017 in the amount of $128,300.

The Company did pay a cash dividend during the year to its affiliated company in the amount of $13,000.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due less any prepayment of estimated taxes. As of December 31, 2017 the company has income tax payable of $14,613 and a deferred tax asset of $260.

The Company evaluates tax positions taken on its tax return in accordance with accounting principles generally accepted in the United States of America, which require that tax positions taken be more-likely-than-not to be sustained. Management believes that the Company has no significant unrecognized tax benefit under those criteria. Penalties and interest, if any, assessed by income taxing authorities are included in operating expenses.

For US Federal Income Taxes, the Company is no longer subject to examination for those tax years ending later of 3 years from the current year's tax return due date, or the date that the return was actually filed. For Wisconsin State Income Taxes, the Company is no longer subject to examinations for those years ending the later of 4 years from the current year's tax return due date, or the date that the return was actually filed.

Commitments

The Company is periodically subject to examination of its operations by various regulatory agencies. During the year, FINRA completed an examination of the Company's compliance with certain regulatory and financial requirements. Any issues that were found will not have a material effect on the Company's financial statements.

Furniture and Equipment

During the year, no new computer hardware was purchased. Previous purchased items were set to depreciate on a 5-year schedule. Depreciation expense for the year ending December 31, 2017 was $922.

Stockholders' Equity

The Board of Directors (Board) of the Company is expressly vested with the authority to divide the Series Preferred Stock (SPS) into one or more series and to fix, determine and state the voting power, dividend, redemption, conversion, and liquidation rights, designations, preferences and relative, participating, optional or other special rights of the shares of each series and the qualifications, limitations and restrictions thereof in the resolution or resolutions providing for the issuance of such stock adopted by the Board hereto.

Subject to the prior and superior rights of the SPS and on the conditions set forth in any resolution or resolutions of the Board providing for the issuance of any particular series of the SPS, the Board may

declare and pay dividends on the Common Stock (CS) from time to time as funds may be legally available. The dividends may be payable in cash, stock, or other property.

Subject to the voting rights, if any, as may be set forth in any resolution or resolutions of the Board providing for the issuance of any particular series of any SPS, the holders of the CS shall be entitled to one vote for each share held at all meetings of the stockholders of the Company. In the event of the liquation, dissolution or winding up of the affairs of the Company and after all payments and distributions shall have been made in full to the holders of the SPS as may have been required under the terms of the resolution or resolutions of the Board providing for the issuance of any particular series of the SPS, the remaining assets and funds of the Company shall be distributed among the holders of the CS according to the respective shares.

No preferred dividends were declared for fiscal year 2017, as preferred stock was repurchased and common dividends were declared in the amount of $2.00 per share for a total payment of $16,500, paid on December 18, 2017.

Retirement Plan

The Company participates in a SIMPLE IRA retirement plan. The Company will match up to 3% of employee contributions to that plan and for the year ending December 31, 2017 has made contributions in the amount of $5,758.

Operating Lease

The Company leased office space under an agreement that was effective April 1, 2016. Total rental expense for 2017 totaled $25,105.

The following is a schedule, by years, of future minimum payments under the new operating lease in effect as of December 31, 2017:

2018	$19,440
2019	$19,829
2020	$20,225
2021	$20,225

Litigation

The Company settled an enforcement action for $73,000 and the firm is currently paying by an installment plan with FINRA. The outstanding balance on December 31, 2017 is approximatley, $49,700 and is included in the Accounts Payable.

The Company is currently involved in one arbitration case, currently in the early stages. The claimants are seeking $100,000 damages plus attorney fees. The Firm is vigorously defending itself and has requested a dismissal of the case. Management believes the case will be settled prior to arbitration as the client did not realize substantial losses. Management believes that any settlement in this case would not cause a material change to the Firm's financial statement.

Statement of Financial Condition Risk

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker/dealer is responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash with one financial institution. The total cash balance of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company held cash throughout the year which, at times, may have exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown. Management believes that their insurance coverage will be sufficient to pay potential liabilities, if any. However, it is at least reasonably possible that the Company's estimate of these liabilities may change in the near term. Any additional payments by reason of an adverse determination in these matters will be charged to earnings in the period of determination.

Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through February 20, 2018. See Litigation Footnote for subsequent event disclosure.

Supplemental Schedules

KCD Financial, Inc.
Green Bay, Wisconsin

Schedule l: Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1
December 31, 2017

Aggregate Indebtedness		
	Accounts Payable and Accrued Expenses	$ 136,367
	Credit Card	6,556
	Deferred revenue	112,021
	Total Aggregated Indebtedness	$ 254,944
Minimum required net capital (6 2/3% of aggregate indebtedness)		$ 16,996
Computation of Basic Net Capital Requirements:		
	Stockholders' Equity	$ 120,773
	Deductions:	
	Haircut	(624)
	Unallowable Commissions	(6,428)
	Fixed Assets	(3,214)
	Deferred Tax Asset	(260)
	Total unallowable assets	(10,526)
	Net Capital	$ 110,247
	Net Capital requirement (minimum)	50,000
	Capital in excess of minimum requirement	$ 60,247
	Ratio of aggregate indebtedness to net capital	2.3 to 1

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT UNDER RULE 15c3-3

KCD Financial, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

KCD Financial, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii)

No material changes between the above computation and the companies corresponding unaudited Form FOCUS part IIA as of December 31, 2017.

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of KCD Financial, Inc.,

We have reviewed management's statements, included in the accompanying KCD Financial, Inc. Exemption Report, in which (1) KCD Financial, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 20, 2018

3061 ALLIED STREET SUITE B GREEN BAY| WI 54304
PH: 920-347-3400 | FAX: 920-347-3402 | WWW.KCDFINANCIAL.COM

KCD financial
Knowledgeable Credible Dependable

KCD Financial, Inc. Exemption Report

KCD Financial, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provisions of 17 C.F.R §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Lori L. Rastall, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Chief Compliance Officer

Date: February 20, 2018